June 30, 2010
Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: File No. 1-9861
Dear Mr. Pande:
This letter serves as the response of M&T Bank Corporation (“M&T”) to your letter dated June 17, 2010. Your comments and our responses to those comments follow.
Form 10-K for the fiscal year ended December 31, 2009
Financial Statements, page 98
Note 25 — Relationship with Bayview Lending Group LLC and Bayview Financial Holdings, L.P., page 160
1.	We note your $300 million investment in Bayview Lending Group LLC (BLG) in 2007 and your subsequent pro-rata share of operating losses on this investment in 2009 and 2008, as well as during the quarter ended March 31, 2010. We further note your disclosures on page 68 regarding the disruptions in the commercial mortgage-backed securities market, the fact that BLG has scaled back its workforce, reduced its origination activities and your belief that BLG is capable of realizing positive cash flows and you do not need to recognize an other-than-temporary impairment charge as of December 31, 2009. Please tell us and revise future filings to discuss the financial analysis you performed, including your significant assumptions, which helped you determine that no impairment on your investment was necessary as of December 31, 2009 and the latest period presented.
Response: As stated on page 66 of M&T’s Form 10-Q for the quarter ended March 31, 2010 and on page 68 of its Form 10-K for the year ended December 31, 2009, in addition to BLG’s mortgage origination and sales capabilities, BLG is also entitled to benefit from cash flows from mortgage assets that it owns or that are owned by its affiliates and from asset management and

June 30, 2010

other services provided by its affiliates. M&T considered all sources of cash flows that BLG is entitled to in its assessment of the investment in BLG for other-than-temporary impairment at both December 31, 2009 and March 31, 2010. M&T’s analysis reflected assumptions regarding BLG’s commercial mortgage origination and securitization business as well as the amount of cash flow that could be available for distribution to BLG from its affiliates, which, upon such distribution is contractually required to be distributed to the owners of BLG, including M&T.
With respect to BLG’s commercial mortgage origination and securitization activities, M&T considered three scenarios which included differing estimates of future securitization activity. One of the three scenarios conservatively projected no further securitization activities. In the other scenarios reduced securitization activity was assumed to commence from within one year to more than two years into the future. With respect to mortgage assets held by BLG and its affiliates, M&T estimated future cash flow in excess of $1 billion from those assets using various assumptions for future defaults and loss severities to arrive at an expected amount of cash flow that BLG would be required to distribute to M&T that was in excess of $200 million. As of March 31, 2010, the weighted-average assumption of projected default percentage on the underlying mortgage loan collateral supporting those mortgage assets was 32% and the weighted-average loss severity assumption was 59%. As of December 31, 2009, the weighted-average projected default percentage was 28% and the weighted-average loss severity was 57%. Lastly, M&T considered different scenarios of projected cash flows that could be generated by the asset management and mortgage servicing operations of BLG’s affiliates. BLG is contractually entitled to participate in any distributions from those affiliates. Such estimates were derived from company-provided forecasts of financial results and through discussions with their senior management with respect to longer-term projections of growth in assets under management and loan servicing portfolios. M&T then discounted the various projections using discount rates that ranged from 11% to 20%. Upon evaluation of these results, management concluded that M&T’s investment in BLG was not other-than-temporarily impaired at March 31, 2010 and December 31, 2009.
With respect to specific disclosures about BLG and its affiliates, M&T is cognizant of the fact that such entities are closely-held businesses that do not otherwise disclose financial information publicly. Nevertheless, we will include these disclosures in future filings.

June 30, 2010

Form 10-Q for the quarterly period ended March 31, 2010
Notes to Financial Statements, page 7
2.	Please provide us with the disclosures related to your impaired loans required by ASC 310-10-50-15(a) as of March 31, 2010, and revise all future filings to include these disclosures. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.
Response: Information related to impaired loans required by ASC 310-10-50-15(a) at March 31, 2010 is as follows: The total recorded investment in loans considered impaired for purposes of applying ASC 310-10-50-15(a) was $1,346,507,000. The recorded investment in loans considered impaired for which there was a related allowance for credit losses and the amount of such allowance was $1,079,960,000 and $243,607,000, respectively. The recorded investment in loans considered impaired for which no related allowance for credit losses was needed totaled $266,547,000.
We will include these disclosures in future filings.
Note 3 — Investment Securities, page 10
3.	On page 12 we note your summary table of investment securities in continuous unrealized loss position for less than twelve months and greater than twelve months. Please revise this table in future filings to present this information separately for investment securities available for sale and investment securities held to maturity.
Response: In future filings we will present the information separately for investment securities available for sale and for investment securities held to maturity.
As requested in your letter, M&T acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 30, 2010

* * * *

Very truly yours,
/s/ René F. Jones
René F. Jones Executive Vice President and Chief Financial Officer